Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this notice or as to the action you should take, please take advice from a stockbroker, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all of your shares, please send this document, together with the enclosed documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Whether or not you propose to attend the AGM, please complete and submit a form of proxy in accordance with the instructions printed on the enclosed form (the “Form of Proxy”). The Form of Proxy must be received not less than 48 hours (without taking account of any part of a day that is not a working day) before the time of the holding of the AGM (i.e. by 2 p.m. (London time) on 24 June 2022).

NOTICE OF THE ANNUAL GENERAL MEETING

OF FREELINE THERAPEUTICS HOLDINGS PLC (THE “COMPANY”)

to be held at the offices of Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street, Canary Wharf, London, E14 5DS, United Kingdom

on 28 June 2022 at 2 p.m. (London time) (the “AGM”)

(If attending in person, please ensure you arrive 30 minutes before the time designated above as Covid-19 restrictions may result in delays gaining access to the venue)

Notice to overseas persons

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

Contents

Letter from the Chairman of Freeline Therapeutics Holdings plc	3
Notice of Annual General Meeting	7

Cautionary note regarding forward-looking statements

This document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance, or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended 31 December 2021. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Past performance is not a guarantee of future performance. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation, the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this document are based on information available to the Directors of the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

Letter from the Chairman of Freeline Therapeutics Holdings plc

(Registered and incorporated in England and Wales with Company number 12546479)

Registered Office:

Stevenage Bioscience Catalyst,

Gunnels Wood Road,

Stevenage, SG1 2FX

United Kingdom

23 May 2022

Directors

Amit C. Nathwani

Chris Hollowood

Colin A. Love

Jeffrey A. Chodakewitz

Julia P. Gregory

Martin Andrews

Michael J. Parini

Dear Shareholder,

Notice of 2022 Annual General Meeting

1.	Introduction

The purpose of this document is to provide you with details of the resolutions to be proposed at the Annual General Meeting (the “AGM”) of the Company to be held on 28 June 2022 at 2 p.m. (London time) and convened by the formal Notice of AGM set out on pages 7 to 13 of this document.

In addition to highlighting the usual business to be transacted at the AGM, this letter explains the background to the resolutions which will be considered at the AGM, why the Directors consider the resolutions to be in the best interests of shareholders of the Company as a whole and why they recommend that you vote in favour of the resolutions. It also contains important information about the arrangements for the administration of the AGM.

3.	Attendance and voting

While it is currently anticipated that there will be no U.K. government restrictions on public gatherings due to the COVID-19 pandemic at the time of the AGM, the health and safety of our shareholders and colleagues is our priority. Shareholders should carefully consider whether or not it is appropriate to attend the AGM and are invited to attend and participate in the AGM online or to appoint the Chairman as their proxy in advance of the AGM to vote on their behalf.

Attendees in person will be required to provide a health affirmation and proof of full vaccination or a negative test taken within 48 hours of arrival in order to gain access to the venue and are encouraged to wear face masks at all times while in the venue. Shareholders are asked not to attend the AGM if they have recently tested positive for COVID-19, are displaying any symptoms of COVID-19 or have recently been in contact with anyone who has tested positive.

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

The Company has made arrangements for you to be able to participate online. Details of the online arrangements, including how to join the AGM, vote and ask questions during the meeting, are set out in the notes on pages 9 to 13 and the guide on page 14 of this document. On behalf of the Board, I hope that you will be able to join us either in person or virtually on 28 June 2022.

We continue to monitor the evolving pandemic situation and the potential impact on the AGM. Any material changes to the AGM arrangements will be posted on our website (www.freeline.life/investors) and I encourage shareholders to check regularly for updates.

I encourage all shareholders to exercise their right to vote on the resolutions being put to the AGM in advance of the meeting by submitting a proxy vote, either by completing and returning the Form of Proxy posted to shareholders or by providing voting instructions electronically through www.investorcentre.co.uk/eproxy. CREST members who wish to appoint a proxy via the CREST electronic proxy appointment services should refer to the notes on pages 9 to 13.

As the pandemic situation and associated U.K. government guidance remain changeable, shareholders voting in advance of the meeting are encouraged to appoint the Chairman of the AGM as their proxy, rather than any named person, to ensure they can exercise their vote and be represented at the AGM. Further details on how to register a proxy vote are set out on the notes on pages 9 to 13.

All resolutions will be voted on by way of a poll and will reflect all proxy instructions duly received.

3.	Resolutions

The business to be conducted at the AGM consists of consideration of the following resolutions. Resolutions 1 to 12 will be proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution. Resolution 13 will be proposed as a special resolution. This means that for resolution 13 to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Resolution 1 – Annual Report and Accounts

The Directors are obliged to present the annual financial statements, the strategic report, the directors’ report and the independent auditor’s report (the “U.K. Annual Report and Accounts”) to shareholders at the AGM.

Resolution 2 – Directors’ Remuneration Report

In accordance with the U.K. Companies Act 2006, we are required to seek an annual non-binding advisory vote from our shareholders to approve the Directors’ Remuneration Report and we are therefore seeking shareholders’ approval, on an advisory basis, of the Directors’ Remuneration Report. The approval sought does not include the U.K. Directors’ Remuneration Policy, which was approved by shareholders by way of binding vote at the Company’s AGM on 28 June 2021 and remains valid for a period of three financial years without the need for new shareholder approval, unless changes are proposed.

The report sets out the remuneration that has been paid to each person who has served as a Director at any time during the financial year ended 31 December 2021.

We encourage shareholders to read the U.K. Directors’ Remuneration Report, which can be found in our U.K. Annual Report and Accounts.

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

As this vote is advisory and not binding on our Board of Directors or our remuneration committee, a vote against this proposal will not overrule any decisions made by our Board of Directors or our remuneration committee, or require our Board of Directors or our remuneration committee to take any action with respect to the remuneration decisions set out therein. However, our remuneration committee will take into account the outcome of the vote when considering future compensation decisions.

Resolutions 3 and 4 – Appointment and remuneration of Deloitte LLP

The Company is required to appoint auditors at each general meeting at which accounts are presented to shareholders to hold office until the next such meeting.

Resolution 3 proposes the re-appointment of Deloitte LLP as auditors of the Company. Resolution 4 authorises the Directors to determine Deloitte LLP’s remuneration.

You are asked to authorise the Directors to re-appoint Deloitte LLP as auditors and to authorise the Directors to determine their remuneration. Deloitte LLP have indicated that they are willing to continue to act as the Company’s auditors for a further year.

Resolutions 5 to 11 (inclusive) – Re-appointment and appointment of Directors

In accordance with the Company’s Articles of Association, each of the Directors who has held office since last year’s AGM will retire and stand for re-appointment. Resolutions 5 to 10 (inclusive) propose their re-appointment by the Company’s shareholders. Michael J. Parini is standing for appointment as a Director by the Company’s shareholders for the first time, having been appointed by the Board on 15 August 2021. Resolution 11 proposes his appointment by the Company’s shareholders. Biographical details of each of the Directors can be found on the Company’s Investor Relations website (www.freeline.life/investors) to enable shareholders to take an informed decision on their re-appointment or appointment. Each of the Directors are recommended by the Board for re-appointment or appointment.

Resolution 12 – Authority to allot shares

Pursuant to the U.K. Companies Act 2006, the Directors may only allot shares or other equity securities in the Company (or grant rights to subscribe for, or convert any security into, shares) if authorised to do so by the Company’s shareholders.

Accordingly, resolution 12 seeks shareholder approval to renew the Directors’ authority to allot shares or other equity securities (or grant rights to subscribe for, or convert any security into, shares) in the Company with an aggregate nominal amount of up to £4,000. If resolution 12 is passed, the authority sought will expire on 27 June 2027, being not more than five years from the date of the AGM, and will replace any existing authority.

The Directors consider it appropriate to maintain the flexibility that this authority provides in order to manage the Company’s capital resources, respond to market developments and enable allotments to take place as the business need arises.

Resolution 13 – Disapplication of pre-emption rights

If the Directors wish to allot new shares or other equity securities for cash (other than in connection with an employee share scheme), the U.K. Companies Act 2006 requires that these shares are offered first to the Company’s shareholders, in proportion to their existing holdings. There may be occasions, however, where the Directors need the flexibility to issue shares without a pre-emptive offer to existing shareholders in order to take advantage of business opportunities as they arise.

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

Accordingly, resolution 13 seeks shareholder approval for the Directors to allot shares or other equity securities in the Company for cash up to an aggregate nominal amount of £4,000, without the shares first being offered to existing shareholders in proportion to their existing holdings. If resolution 13 is passed, the authority sought will expire on 27 June 2027, being not more than five years from the date of the AGM.

Resolution 13 will be proposed as a special resolution

4.	Action to be taken

You will find a Form of Proxy enclosed with this document for use in connection with the AGM. Whether or not you intend to be present at the AGM, you are requested to complete and return the Form of Proxy in accordance with the instructions printed thereon as soon as possible. To be valid, forms of proxy must be completed and received by the Company’s registrars, Computershare Investor Services PLC, at the Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom not later than 2 p.m. (London time) on 24 June 2022, being 48 hours before the time appointed for holding the AGM (without taking account of any part of a day that is not a working day) or completed electronically in accordance with the notes to this document. Completion of the Form of Proxy will not preclude you from attending the AGM and voting in person if you so wish.

5.	Recommendation

The Directors consider that the resolutions to be proposed at the AGM are in the best interests of the Company and its shareholders as a whole and are likely to promote the success of the Company. The Directors unanimously recommend that you vote in favour of the proposed resolutions as they intend to do in respect of their own beneficial holdings.

Yours faithfully,

Chris Hollowood

Chairman

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

FREELINE THERAPEUTICS HOLDINGS PLC

(the “Company”)

(Registered and incorporated in England and Wales with company number 12546479)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of the Company will be held at the offices of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at 40 Bank Street, Canary Wharf, London, E14 5DS, United Kingdom on 28 June 2022 at 2 p.m. (London time) to consider and, if thought fit, to pass the resolutions below. Each of resolutions 1 to 12 will be proposed as an ordinary resolution and resolution 13 will be proposed as a special resolution.

Ordinary resolutions

1.	That the Annual Report and Accounts for the financial year ended 31 December 2021, together with the Directors’ Report and independent Auditors’ Report thereon, be received and adopted.

2.	That the Directors’ Remuneration Report set out on pages 14 to 26 of the Annual Report and Accounts for the financial year ended 31 December 2021 be approved.

3.	That Deloitte LLP be re-appointed as auditors to hold office from the conclusion of this AGM until the conclusion of the next AGM at which the Company’s Annual Report and Accounts are presented.

4.	That the Directors of the Company be authorised to determine Deloitte LLP’s remuneration.

5.	That Chris Hollowood be re-appointed as a director of the Company.

6.	That Amit C. Nathwani be re-appointed as a director of the Company.

7.	That Martin Andrews be re-appointed as a director of the Company.

8.	That Jeffrey A. Chodakewitz be re-appointed as a director of the Company.

9.	That Julia P. Gregory be re-appointed as a director of the Company.

10.	That Colin A. Love be re-appointed as a director of the Company.

11.	That Michael J. Parini, who was appointed by the Board since the last AGM, be appointed as a director of the Company.

12.

That the Directors of the Company be and are hereby generally and unconditionally authorised for the purposes of Section 551 of the U.K. Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for or convert any security into shares in the Company on and subject to such terms as the Directors of the Company shall, in their discretion, consider appropriate up to an aggregate nominal amount of £4,000, provided that (unless previously revoked, varied or renewed by the Company) this authority will expire on 27 June 2027, save that the directors of the Company may, before this authority expires, make offers or agreements which would or might require shares in the Company to be allotted, or rights to subscribe for or convert securities into shares to be granted, after its expiry and the directors may allot shares or grant rights to subscribe for or convert securities into shares pursuant to such offers or agreements as if this authority had not expired.

This authority revokes and replaces all unexercised authorities previously granted to the Directors but without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

Special resolution

13.

That conditional upon the passing of resolution 12, in accordance with section 570 and 573 of the U.K. Companies Act 2006, the Directors be and are hereby generally and unconditionally empowered to allot equity securities (as defined by section 560 of the U.K. Companies Act 2006) of the Company for cash pursuant to the authorities conferred by resolution 12 as if section 561(1) of the U.K. Companies Act 2006 did not apply to any such allotment, provided that (unless previously revoked, varied or renewed by the Company), this power will expire on 27 June 2027, save that the Directors may, before this power expires, make offers or agreements which would or might require equity securities to be allotted after its expiry and the directors may allot equity securities pursuant to such offers or agreements as if this power had not expired.

BY ORDER OF THE BOARD

Stephen P. Diamond Jr. Company Secretary 23 May 2022	REGISTERED OFFICE Stevenage Bioscience Catalyst Gunnels Wood Road Stevenage, SG1 2FX United Kingdom

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

Notes:

Entitlement to attend and vote

1.

Shareholders are invited to attend and participate in the AGM in person or online. Those attending in person should note the COVID-19 measures in place at the venue as explained in the Chairman’s letter. The Directors are enabling shareholders to attend and participate in the AGM electronically by accessing the AGM website at meetnow.global/FTHAGM22.

2.

Pursuant to the Articles of Association of the Company and Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered on the Company’s register of members at:

a.	close of business on 24 June 2022; or

b.	if the AGM is adjourned, close of business on the day that is two working days prior to the adjourned meeting,

shall be entitled to attend and vote at the AGM or adjourned meeting (as applicable) in respect of the number of ordinary shares registered in their name at the time.

Changes to entries on the register of members after this time shall be disregarded in determining the rights of any person to attend or vote at the AGM.

Entry to the virtual AGM

3.

If you wish to attend the meeting virtually, rather than in person, you will need to visit meetnow.global/FTHAGM22 on your electronic device (smart phone, tablet or PC) operating a compatible browser using the latest version of Chrome, Firefox, Edge or Safari. Please note that Internet Explorer is not supported. It is highly recommended that you check your system capabilities in advance of the date of the AGM.

4.

If you are a shareholder, you can use your unique Shareholder Reference Number and PIN as displayed on your Form of Proxy. If you are an appointed proxy or a corporate representative you will have had to be provided with a unique invite code to enter the meeting and exercise rights on behalf of the relevant shareholder. Please see ‘Appointment of proxy electronically’ and ‘Corporate representatives’ below for instructions on how to request access credentials for a proxy or corporate representative. These credentials will be issued one working day prior to the meeting, conditional on evidence of your proxy appointment or corporate representative appointment having been received and accepted. If you have not been provided with your meeting access credentials, please ensure you contact Computershare by calling +44 (0370) 703 6147) on the morning of the meeting, but no later than 1 hour before the start of the meeting.

5.

Access to the meeting via meetnow.global/FTHAGM22 will be available from 1.30 p.m. (London time) on 28 June 2022. During the meeting, you must ensure you are connected to the internet at all times in order to vote when the Chairman commences polling on resolutions being put to the meeting. It is your responsibility to ensure connectivity for the duration of the meeting.

Website giving information regarding the AGM

6.	Information regarding the AGM can be found at https://www.freeline.life/investors/agm.

Appointment of proxies

7.

If you are a shareholder of the Company at the time set out in note 2 above, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the AGM and you should have

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

received a Form of Proxy with this notice of AGM. You can only appoint a proxy using the procedures set out in these notes and the notes to the Form of Proxy. Shareholders are encouraged to appoint the Chairman of the AGM as their proxy, rather than any named person, to ensure they can exercise their vote and be represented at the AGM.

8.

A proxy does not need to be a shareholder of the Company but must attend the AGM (whether virtually or in person) to represent you. Details of how to appoint the Chairman of the AGM or another person as your proxy using the Form of Proxy are set out in the notes to the Form of Proxy. If you wish your proxy to speak on your behalf at the AGM you will need to appoint your own choice of proxy (not the Chairman) and give your instructions directly to them.

9.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. If you are appointing more than one proxy you must indicate the number of shares in respect of which you are making this appointment. You should include the number in the box provided for your first named proxy and either obtain (an) additional form(s) of proxy from the registrar of the Company, Computershare Investor Services PLC, or you may photocopy the Form of Proxy. Please return all the forms together and tick the box to indicate each form is one of multiple instructions being given. Please take care when completing the number of shares; if the total number of shares exceeds the total number held by the shareholder, all appointments may be invalid. All forms of proxy must be signed and should be returned together in the same envelope.

10.

Appointment of a proxy does not preclude a shareholder from attending the AGM and voting in person. If you wish to attend the AGM in person, please bring with you the attendance card included in the Form of Proxy accompanying this notice of AGM. This will authenticate your right to attend, speak and vote at the AGM and assist us in registering your attendance without delay.

11.

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with Section 146 of the U.K. Companies Act 2006 (nominated persons). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

Appointment of proxy using hard copy Form of Proxy

12.	The notes to the Form of Proxy explain how to direct your proxy to vote on the resolution or withhold their vote. To validly appoint a proxy using the Form of Proxy, the form must be:

a.	completed and signed; and

b.

sent or delivered to the Company’s registrar’s address at the Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, so as to be received not less than 48 hours (without taking account of any part of a day that is not a working day) before the time appointed for holding the AGM or adjourned meeting to which it relates.

13.

In the case of a shareholder which is a company, the Form of Proxy must be executed under its common seal or signed on its behalf by a duly authorised officer or director of the company or a duly authorised attorney for the company.

14.

Any power of attorney or any other authority under which the Form of Proxy is signed (or a duly certified copy of such power of authority) must be included with the Form of Proxy, so as to be received not less than 48 hours before the time appointed for holding the AGM or adjourned meeting to which it relates.

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

Appointment of proxy electronically

15.

As an alternative to completing the hard copy Form of Proxy, you can appoint a proxy electronically by visiting www.investorcentre.co.uk/eproxy. You will be asked to enter your control number, shareholder reference number and PIN, which can be found on the Form of Proxy. For an electronic proxy appointment to be valid, your appointment must be received by Computershare Investor Services PLC not less than 48 hours (without taking account of any part of a day that is not a working day) before the time appointed for holding the AGM or adjourned meeting to which it relates.

16.

If your proxy wishes to attend the AGM virtually, please contact Computershare Investor Services PLC by email at corporate-representatives@computershare.co.uk or alternatively call +44 (0370) 703 6147, providing details of your proxy appointment including their email address so that unique credentials can be issued to allow the proxy to access the electronic meeting. Access credentials will be emailed to the appointee one working day prior to the meeting. Lines are open 8:30 a.m. to 5:30 p.m. Monday to Friday (excluding bank holidays).

Appointment of proxies through CREST

17.

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic appointment service, may do so for the AGM and any adjournment(s) thereof by utilising the procedures described in the “CREST Reference Manual” issued by Euroclear UK & Ireland Limited (the “CREST Manual”). CREST personal members or other CREST sponsored members and those CREST members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

18.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Company’s agent, Computershare Investor Services PLC (ID: 3RA50), by the latest time for receipt of proxy appointments specified in these notes. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

19.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

20.	The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of proxy by joint holders

21.

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

Changing proxy instructions

22.

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments (see above) also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

23.

Where you have appointed a proxy using the hard-copy Form of Proxy and would like to change the instructions using another hard-copy Form of Proxy, please contact Computershare Investor Services PLC to request a form.

24.	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will supersede all previous instructions.

Termination of proxy appointments

25.

Any appointment under a Form of Proxy may only be revoked by delivering a notice in writing given by or on behalf of the person by whom or on whose behalf the Form of Proxy was given to Computershare Investor Services PLC at the Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom.

26.

A notice revoking a proxy appointment only takes effect if it is delivered no later than 48 hours (without taking account of any part of a day that is not a working day) before the time of the AGM or adjourned meeting to which it relates.

27.

Appointment of a proxy does not preclude you from attending the AGM (or any adjournment thereof) and voting in person. If you have appointed a proxy and attend the AGM (or any adjournment thereof) in person, your proxy appointment will automatically be terminated.

Corporate representatives

28.

A corporation which is a shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all of its powers as a shareholder, provided that no more than one corporate representative exercises powers over the same ordinary shares.

29.

If a corporate representative wishes to attend the AGM virtually, please contact Computershare Investor Services PLC by emailing corporate-representatives@computershare.co.uk or alternatively call +44 (0370) 703 6147, providing details of your appointee including their email address, confirmation of the meeting they wish to attend and a copy of a signed letter of representation on headed paper confirming the authorisation referred to in section 323 of the U.K. Companies Act 2006, so that unique credentials can be issued to allow the corporate representative to access the electronic meeting. Access credentials will be emailed to the appointee one working day prior to the meeting. If documentation supporting the appointment of the corporate representative is supplied later than 48 hours (without taking account of any part of a day that is not a working day) before the time of the AGM or adjourned meeting to which it relates, the unique credentials to access the meeting will be issued on a best endeavours basis.

Verification of identity

30.

Shareholders, proxies and authorised representatives will be required to provide their names and addresses for verification against the register of members and proxy appointments received by the Company before entering the AGM.

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

Electronic address

31.

You may not use any electronic address (within the meaning of Section 333(4) of the U.K. Companies Act 2006) provided in this notice of AGM (or in any related documents including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

Requests under section 527 of the U.K. Companies Act 2006

32.

Under section 527 of the U.K. Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

a.	the audit of the Company’s Accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

b.

any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which the Annual Report and Accounts were laid in accordance with section 437 of the U.K. Companies Act 2006.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the U.K. Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the U.K. Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the U.K. Companies Act 2006 to publish on a website.

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

HOW TO PARTICIPATE IN ONLINE MEETINGS

Attending the AGM online

This year we will be conducting a hybrid meeting, giving you the opportunity to attend the meeting in-person or to participate online, using your smartphone, tablet or computer.

If you choose to participate online you will be able to view a live webcast of the meeting, ask questions and submit your votes in real time.

Visit: meetnow.global/ FCITAGM2022 You will need the latest version of Chrome, Safari, Edge or Firefox to participate online. Please ensure your browser is compatible in advance of the meeting.	Meeting Access To login you must have your Shareholder Reference Number and PIN as set out on the Form of Proxy.	28 June 2022 @ 1.30 p.m. You will be able to log into the meeting beginning at this time.

Access

Click JOIN MEETING NOW’

Once the webpage above has loaded into your web browser, select ‘Shareholder’ on the login screen and enter your Shareholder Reference Number and PIN.

If you are a third-party proxy, corporate representative or an invited guest, use the link on the email you will receive from Computershare prior to the meeting. Otherwise select ‘Invitation’ on the login screen then enter your personalised invitation code from the email.

If you have trouble logging in, please follow the instructions on screen.

If you are a guest:

Select ‘Guest’ on the login screen. As a guest you will be prompted to complete all relevant fields including title, first name, last name and email address.

Please note, guests will not be able to ask questions or vote at the meeting.

Navigation

When successfully authenticated, the home screen will be displayed. You can view company information, ask questions, and watch the webcast.

If viewing on a computer, the webcast will appear automatically once the meeting has started.

Voting

Once the voting has opened, the options will be on your screen.

To vote, simply select your voting direction from the options shown on screen.

Your vote has been cast when the check mark appears. To change your vote, select ‘Change My Vote’.

Messaging

Any eligible member attending the meeting remotely is permitted to partake in the discussion. Press the Q&A icon to submit your question.

Type your message into the box at the bottom of the screen and press the ‘Send’ button.

Technical Issues

If you experience any technical issues with the site you may either call our registrar on the telephone number provided on the site or once you have entered the meeting, you can raise your question using the chat function. If you have technical issues prior to the start of the meeting you should contact our registrar on the shareholder helpline.

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING

FREELINE THERAPEUTICS HOLDINGS PLC

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, SG1 2FX

United Kingdom

FREELINE THERAPEUTICS HOLDINGS PLC – NOTICE OF ANNUAL GENERAL MEETING